Exhibit 2.4

DESCRIPTION OF THE COMMON STOCK AND RELATED MATTERS

Except as otherwise stated, set forth below is information relating to Toyota’s common stock and Model AA Class Shares, including brief summaries of the relevant provisions of Toyota’s articles of incorporation and share handling regulations, as currently in effect, and of the Companies Act, the Book-Entry Transfer Act and related legislation. Capitalized terms used but not defined herein have the meanings given to them in Toyota’s annual report on Form 20-F for the fiscal year ended March 31, 2019.

General

Toyota’s authorized number of shares as of March 31, 2018 was 10,000,000,000 common shares, of which 3,262,997,492 shares were issued. The articles of incorporation was amended at the 111th Ordinary General Shareholders’ Meeting held in June 2015 and Toyota’s authorized number of shares was changed to 10,000,000,000 shares, with the total number of authorized shares per class, of 10,000,000,000 for common shares, 50,000,000 for First Series Model AA Class Shares, 50,000,000 for Second Series Model AA Class Shares, 50,000,000 for Third Series Model AA Class Shares, 50,000,000 for Fourth Series Model AA Class Shares and 50,000,000 for Fifth Series Model AA Class Shares, and the total number of shares authorized to be issued with respect to First Series Model AA Class Shares through the Fifth Series Model AA Class Shares not to exceed 150,000,000 shares. As of June 23, 2017, there were 47,100,000 shares of First Series Model AA Class Shares issued and outstanding. Neither the common shares nor the First Series Model AA Class Shares have any par value.

Toyota does not issue share certificates for its shares. In accordance with the Companies Act, the Book-Entry Transfer Act and Toyota’s articles of incorporation, Toyota’s common shares are recorded or registered on (i) Toyota’s register of shareholders and (ii) transfer account books of JASDEC, which is a book-entry transfer institution and securities firms, banks or other account management institutions. The transfer of common shares will generally become effective once the transfer is recorded in the transferee’s account. There are no restrictions imposed by Toyota’s articles of incorporation or share handling regulations on the transfer of common shares. In order to assert shareholders’ rights against Toyota, a shareholder must generally have his or her name and address recorded or registered on Toyota’s register of shareholders. A holder of common shares can assert minority shareholders’ rights (shareholders’ rights for which Toyota has not set a record date) against Toyota if JASDEC provides an individual shareholder notice to Toyota upon the shareholder’s request. The shareholder of deposited shares underlying the ADSs is the Depositary for the ADSs. Accordingly, holders of ADSs will not be able directly to assert shareholders’ rights.

A holder of common shares must have a transfer account to transfer shares. Holders of common shares who do not have a transfer account with JASDEC must have an account with an account management institution that directly or indirectly has a transfer account with JASDEC. Once Toyota decides on the record date for its shareholders’ meeting or makes a request to JASDEC based on justifiable grounds, JASDEC will promptly provide to Toyota names, addresses and other information with respect to the holders of Toyota’s common shares who are recorded on the transfer account books of JASDEC or account management institutions. Upon receiving such information, Toyota will record or register such information received from JASDEC on its register of shareholders. Accordingly, holders of common shares recorded or registered on Toyota’s register of shareholders will be treated as holders of common shares of Toyota and may exercise rights, such as voting rights, and will receive dividends (if any) and notices to holders of common shares directly from Toyota. Holders of common shares wishing to assert minority shareholders’ rights against Toyota must request an individual shareholder notice to JASDEC or the account management institution at which the shareholder has opened a transfer account. In response to such request, JASDEC will provide the individual shareholders notice to Toyota. A holder of common shares may assert his or her minority shareholders’ rights against Toyota for a period of four weeks after the date the individual shareholder notice is provided to Toyota. The shares held by a person who is deemed to hold additional shares according to the transfer account books are aggregated for these purposes.

Model AA Class Shares, once issued, will be recorded or registered on Toyota’s register of shareholders. The transfer of Model AA Class Shares, once issued, will be effective upon an agreement between the transferor and the transferee, but entry or record of a change of holder in the register of shareholders will require an approval from the board of directors.

Dividends

Dividends — General

Toyota normally pays dividends twice per year, including an interim dividend and a year-end dividend. Toyota’s articles of incorporation provide that retained earnings can be distributed as dividends pursuant to a resolution of its board of directors. Toyota’s board of directors resolves to pay year-end dividends to holders of common shares and registered pledgees of common shares of record as of March 31, the record date, in each year. In addition, the articles of incorporation provide that in the event that Toyota pays a year-end dividend to holders of common shares, it will pay AA Dividends in cash from surplus to any holders of Model AA Class Shares or registered pledgees of Model AA Class Shares entered or recorded in the final register of shareholders as of the record date for the year-end dividend, in preference to holders of common shares or registered pledgees of common shares. The amount of annual AA Dividends per Model AA Class Share is calculated by multiplying the amount per Model AA Class Share paid to Toyota as consideration by a rate determined by the board of directors prior to the issuance of such Model AA Class Share, which rate is not to exceed 5%.

In addition to these year-end dividends, Toyota may pay an interim dividend in the form of cash distributions from its distributable surplus to holders of common shares and pledgees of common shares of record as of September 30, the record date, in each year by a resolution of its board of directors. The articles of incorporation provide that in the event that Toyota pays such interim dividends, Toyota will pay AA Interim Dividends in cash as interim dividend to any holders of Model AA Class Shares or registered pledgees of Model AA Class Shares entered or recorded in the final register of shareholders as of the record date for the interim dividend, in preference to holders of common shares or registered pledgees of common shares. If AA Interim Dividends are paid during the fiscal year in which the record date for the year-end dividend falls, the amount of AA Interim Dividends is deducted from AA Dividends to be paid per the above paragraph.

If the amount of the dividends from surplus paid in cash to holders of Model AA Class Shares or registered pledgees of Model AA Class Shares is less than the prescribed amount of AA Dividends in any fiscal year, the amount of the shortfall will be carried forward to and accumulate in the following fiscal year and thereafter. Dividends from surplus will be paid in cash to holders of Model AA Class Shares or registered pledgees of Model AA Class Shares in preference to the payment of interim and year-end dividends until such payment reaches the amount of the accumulated unpaid dividends.

In addition, under the Companies Act, dividends may be paid to holders of common shares and pledgees of record of common shares as of any record date, other than those specified above, as set forth by Toyota’s articles of incorporation or as determined by its board of directors from time to time. Under the Companies Act, dividends may be distributed in cash or (except in the case of interim dividends mentioned in the second preceding paragraph) in kind, subject to limitations on distributable surplus and to certain other conditions.

Dividends — Distributable amount

Under the Companies Act, Toyota is permitted to make distributions of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the distributable amount provided for by the Companies Act and the ordinance of the Ministry of Justice as at the effective date of such distribution of surplus.

The amount of surplus at any given time shall be the amount of Toyota’s assets and the book value of Toyota’s treasury stock after subtracting and adding the amounts of items provided for by the Companies Act and the ordinance of the Ministry of Justice, and the amount of surplus distributable for dividends is calculated by adding to and subtracting from this amount the amounts of items provided for by the Companies Act and the ordinance of the Ministry of Justice.

Dividends — Prescription

Under its articles of incorporation, Toyota is not obligated to pay any dividends in cash which are left unclaimed for a period of three years after the date on which they first became payable.

Japanese Unit Share System

General. Consistent with the requirements of the Companies Act, Toyota’s articles of incorporation provide that 100 common shares or Model AA Class Shares each constitute one “unit.” Although the number of shares constituting a unit is included in the articles of incorporation, any amendment to the articles of incorporation reducing (but not increasing) the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by a resolution of the board of directors rather than by a special shareholders resolution, which is otherwise required for amending the articles of incorporation.

Voting Rights under the Unit Share System. Under the unit share system, shareholders have one voting right for each unit of shares that they hold. Any number of common shares or Model AA Class Shares less than a full unit will carry no voting rights.

Purchase by Toyota of Shares Constituting Less Than a Unit. A holder of shares constituting less than a full unit may require Toyota to purchase those shares at their market value in the case of common shares and at fair price in the case of Model AA Class Shares in accordance with the provisions of Toyota’s share handling regulations and the Companies Act.

Voting Rights

Toyota holds its ordinary general shareholders’ meeting each year. In addition, Toyota may hold an extraordinary general shareholders’ meeting whenever necessary by giving at least two weeks’ advance notice. Under the Companies Act, notice of any shareholders’ meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his or her resident proxy or mailing address in Japan in accordance with Toyota’s share handling regulations, at least two weeks prior to the date of the meeting.

Holders of common shares and holders of Model AA Class Shares shall have voting rights exercisable at a general shareholders’ meeting. A holder of shares constituting one or more whole units is entitled to one vote per unit of shares subject to the limitations on voting rights set forth in this paragraph. In general, under the Companies Act, a resolution can be adopted at a general shareholders’ meeting by a majority of the shares having voting rights represented at the meeting. The Companies Act and Toyota’s articles of incorporation require a quorum for the election of members of the board of directors and audit & supervisory board members of not less than one-third of the total number of outstanding shares having voting rights. Toyota’s shareholders are not entitled to cumulative voting in the election of members of the board of directors. A corporate shareholder, the management of which is substantially under Toyota’s control as provided by an ordinance of the Ministry of Justice, either through the holding of voting rights or for any other reason, does not have voting rights.

Shareholders may exercise their voting rights by attending the general shareholders’ meeting or in writing by mail. Shareholders who choose to exercise their voting rights by mail must fill out and return to Toyota the voting right exercise form enclosed with the convocation notice of the general shareholders’ meeting by the date specified in such convocation notice. In addition, from the general shareholders’ meeting for fiscal 2009, shareholders may exercise their voting rights through the internet. Shareholders electing to exercise their voting rights through the internet must log on to the “Website to Exercise Voting Rights” using the login ID and temporary password provided in the voting right exercise form enclosed with the convocation notice and submit their votes by a date specified in the convocation notice, following instructions appearing on the website.

Institutional investors may also use the Electronic Proxy Voting Platform operated by Investor Communications Japan to exercise their voting rights through the use of the Internet, if such institutional investor applies to use the platform in advance. Shareholders may also exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Toyota may refuse a shareholder having two or more proxies attend a general shareholders’ meeting.

The Companies Act provides that a quorum of at least one-third of outstanding shares with voting rights must be present at a shareholders’ meeting to approve any material corporate actions such as:

(1)	any amendment of the articles of incorporation with certain exceptions in which a shareholders’ resolution is not required;

(2)	acquisition of its own shares from a specific party;

(3)	consolidation of shares;

(4)

any issue or transfer of its shares at a “specially favorable” price (or any issue of stock acquisition rights or bonds with stock acquisition rights at “specially favorable” conditions by Toyota) to any persons other than shareholders;

(5)	the removal of an audit & supervisory board member;

(6)	the exemption of liability of a director or audit & supervisory board member with certain exceptions;

(7)	a reduction of stated capital which meets certain requirements with certain exceptions;

(8)	a distribution of in-kind dividends which meets certain requirements;

(9)	dissolution, merger, or consolidation with certain exceptions in which a shareholders’ resolution is not required;

(10)	the transfer of the whole or a material part of the business;

(11)	the transfer in entirety or in part of shares or equity interest of a subsidiary under certain conditions;

(12)	the taking over of the entire business of any other corporation with certain exceptions in which a shareholders’ resolution is not required;

(13)	share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships with certain exceptions in which a shareholders’ resolution is not required; or

(14)	company split with certain exceptions in which a shareholders’ resolution is not required.

At least two-thirds of the shares having voting rights represented at the meeting must approve these actions.

The voting rights of holders of ADSs are exercised by the Depositary based on instructions from those holders.

Rights to be Allotted Shares

Holders of common shares and Model AA Class Shares have no preemptive rights under Toyota’s articles of incorporation. Under the Companies Act, the board of directors may, however, determine that shareholders shall be given rights to be allotted shares or stock acquisition rights on request in connection with a particular issue or transfer of shares, or issue of stock acquisition rights, respectively. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks’ prior public notice to shareholders of the record date.

Rights to be allotted shares are nontransferable. However, a shareholder may be allotted stock acquisition rights without consideration thereto, and may transfer such rights.

Liquidation Rights

In the event of a liquidation of Toyota, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed as follows. First, an amount per First Series Model AA Class Share through Fifth Series Model AA Class Share, determined by resolution of the board of directors or calculated using a formula determined by a resolution of the board of directors prior to the issuance of such Model AA Class Shares based on the amount per Model AA Class Shares paid to Toyota as consideration, shall be paid in cash to holders of Model AA Class Shares or registered pledgees of Model AA Class Shares. No other distribution of residual assets shall be made to holders of Model AA Class Shares or registered pledgees of Model AA Class Shares. The remaining residual assets shall be distributed among the holders of common shares or registered pledgees of common shares in proportion to the respective number of shares they own.

Liability to Further Calls or Assessments

All of Toyota’s currently outstanding shares, including shares represented by the ADSs, are fully paid and nonassessable.

Record Date

The close of business on March 31 is the record date for Toyota’s year-end dividends, if paid. A holder of common shares or Model AA Class Shares constituting one or more whole units who is recorded or registered as a holder on Toyota’s register at the close of business as of March 31 is also entitled to exercise shareholders’ voting rights at the ordinary general shareholders’ meeting with respect to the business year ending on March 31. The close of business on September 30 of each year is the record date for interim dividends, if paid. In addition, Toyota may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

The shares generally trade ex-dividend or ex-rights in the Japanese stock exchanges two business day prior to a record date (or if the record date is not a business day, three business days prior thereto), for the purpose of dividends or rights offerings. However, in connection with the scheduled shortening of the settlement period of shares listed on any Japanese stock exchange, the ex-dividend date and ex-rights date is expected to become the preceding business day before the record date (or if the record date is not a business day, two business days prior thereto) if the record date is on or after July 18, 2019 (provided, however, such transition date is subject to change).

Acquisition or Disposition of Shares or ADS

Under the Foreign Exchange and Foreign Trade Law and the cabinet orders and ministerial ordinances thereunder, all aspects of regulations on foreign exchange and foreign trade transactions are, with minor exceptions (which are not generally applicable to the purchase and sale of Toyota’s shares), only subject to post transaction reporting requirements. Acquisitions and dispositions of shares of common stock or ADS by non-residents of Japan (including foreign corporations not resident in Japan) are generally not subject to this reporting requirement. However, the Minister of Finance has the power to impose a licensing requirement for transactions in limited circumstances.

Report of Substantial Shareholdings

The Financial Instruments and Exchange Law of Japan and regulations under the Law require any person who has become a holder (together with its related persons) of more than 5% of the total issued shares of a company listed on any Japanese stock exchange (including ADSs representing such shares) to file with the Director of a competent Local Finance Bureau, within five business days, a report concerning those shareholdings. A similar report must also be filed to reflect any change of 1% or more in any shareholding or any change in material matters set out in reports previously filed. Any such report shall be filed with the Director of a competent Local Finance Bureau through the Electronic Disclosure for Investor’s Network system. For this purpose, shares issuable to a shareholder upon exercise of stock acquisition rights are taken into account in determining both the number of shares held by that stock acquisition rights holder and the company’s total issued shares.

DESCRIPTION OF THE AMERICAN DEPOSITARY SHARES

An American Depositary Receipt, or ADR, is a negotiable certificate delivered by a United States bank or trust company acting as depositary. In the same way that a share certificate of a U.S. issuer would evidence shares, an ADR evidences American Depositary Shares, which are also referred to as ADSs. Each ADS represents an ownership interest in two shares of Toyota’s common stock, which shares are held in Japan on deposit by the depositary or its agent for the benefit of holders of ADRs.

The terms of the ADRs are contained in the deposit agreement dated as of September 27, 1999 among Toyota, The Bank of New York Mellon, as depositary, and the owners and beneficial owners of ADRs issued thereunder. The principal executive office of the depositary is located at 240 Greenwich Street, New York, New York 10286. The following is a summary of the material provisions of the deposit agreement and, thus, it does not contain all information that may be relevant to holders of ADRs. Investors should read the entire deposit agreement (including the form of ADR) for complete information. Toyota has filed a copy of the deposit agreement as an exhibit to Toyota’s annual report on Form 20-F, which can be accessed on the SEC’s website (http://www.sec.gov).

The depositary will deliver ADRs based on the deposit of common shares with Sumitomo Mitsui Banking Corporation as custodian under the deposit agreement. Deposited common shares will be represented by ADSs. If a holder’s ownership interest is held through a broker, dealer or other third party, that broker, dealer or third party will provide documentation showing the holder’s beneficial interest in the ADSs. Only persons in whose names ADRs are registered on the books of the depositary will be treated as holders of ADRs by the depositary and by Toyota. In this “Description of the American Depositary Shares,” the term “holders” shall refer only to persons in whose name ADRs are registered on the books of the depositary. The depositary owes no duties to anyone other than Toyota and holders of ADSs.

Deposit of Common Shares and Issuance of ADRs

Common shares deposited with the custodian must be accompanied by documents specified in the deposit agreement, including instruments showing that those common shares have been properly transferred to the person on whose behalf the deposit is being made. The custodian will hold all deposited common shares for the account of the depositary. Holders thus have no direct ownership interest in the common shares and only have those rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited common shares. The deposited common shares and any additional items are referred to as deposited securities.

Upon each deposit of common shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary, the depositary will execute and deliver an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which that person is entitled. ADRs will be delivered at the depositary’s Corporate Trust Office.

Surrender of ADRs and Delivery of Deposited Securities

Holders are entitled to receive the deposited securities underlying the ADSs upon surrender of ADRs to the depositary with delivery instructions for the deposited securities. In addition, holders must pay all fees, taxes and governmental charges that may apply. Deposited securities are normally delivered at the custodian’s office unless the holder requests, at his own risk and expense, that they be delivered to another place. The depositary may only restrict the withdrawal of deposited securities in connection with:

•

temporary delays caused by closing transfer books of the depositary or Toyota’s transfer books or the deposit of common shares in connection with voting at a shareholders’ meeting, or the payment of dividends,

•	the payment of fees, taxes and similar charges, or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or the withdrawal of deposited securities.

Dividends and Other Distributions on Deposited Securities

Toyota may make various types of distributions with respect to its securities. Except as stated below, to the extent the depositary is legally permitted it will deliver those distributions to holders in proportion to their interests in the following manner:

Cash

The depositary shall convert cash dividends or other distributions from foreign currency to U.S. dollars if this is permissible and can be done on a reasonable basis. The depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. The depositary will not invest the foreign currency and it will not be liable for interest. The depositary will endeavor to distribute cash in a practicable manner, and may deduct any taxes required to be withheld, its fees, any expenses of converting foreign currency and transferring funds to the United States, and other expenses and adjustments.

Common Shares

In the case of a distribution in common shares, the depositary may execute and deliver additional ADRs to evidence the number of ADSs representing those common shares. Only whole ADSs will be issued. Any common shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the holders entitled thereto. If the depositary does not distribute additional ADRs, the existing ADRs will also represent the new common shares.

Rights

In the case of a distribution of rights to subscribe for additional common shares or other rights, if Toyota provides satisfactory evidence that the depositary may lawfully distribute those rights, the depositary may arrange for holders to instruct the depositary as to the exercise of those rights. However, if Toyota does not furnish that evidence, the depositary may:

•	sell those rights if practicable and distribute the net proceeds as cash, or

•	allow those rights to lapse, whereupon holders of ADRs will receive nothing.

Toyota has no obligation to file a registration statement under the Securities Act to make any rights available to holders. Any sale or lapse of rights may reduce the holders’ equity interest in Toyota.

Other Distributions

In the case of a distribution of securities or property other than those described above, the depositary may either: distribute those securities or property in any manner it deems fair and equitable; or sell those securities or property and distribute any net proceeds as cash.

The depositary may choose any practicable method of distribution for any specific holder, including the distribution of foreign currency, securities or property, or it may retain such items on behalf of the holder as deposited securities.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, common shares or other securities at a specified price, nor that any of those transactions can be completed within a specified time period.

Record Date

The depositary may fix a record date for determining the holders who shall be entitled to receive distributions, exercise voting rights, receive notices, or act on other matters. This record date will be as near as possible to the corresponding record date set by Toyota.

Voting of Deposited Securities

After receiving voting materials from Toyota and if Toyota requests, the depositary will notify the holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how the holder may instruct the depositary to exercise the voting rights for the common shares which underlie that holder’s ADRs. If the depositary receives instructions on or before a date set by the depositary, the depositary will endeavor to vote the common shares in accordance with the holder’s instructions. If the depositary does not receive instructions from a holder on or before the date established by the depositary for that purpose, the depositary will deem that holder to have instructed the depositary to give a proxy to a person designated by Toyota to vote the number of common shares underlying that holder’s ADRs. However, if Toyota informs the depositary that Toyota does not wish to have any proxy given or if substantial opposition to the proposal exists or if the proposal materially and adversely affects the rights of shareholders, a discretionary proxy will not be issued. Because there is no guarantee that holders will receive voting materials in time to instruct the depositary to vote, it is possible that holders or persons who hold their ADRs through brokers, dealers or other third parties will not have the opportunity to exercise their rights to vote. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

In voting or exercising the right to vote, the depositary will, to the extent possible, aggregate the common shares for which the same or similar instructions have been given so as to be able to vote the largest number of whole units as possible. As a result of this aggregation, holders of ADRs representing less than a whole unit of common shares may or may not have their votes counted with respect to any particular matter voted upon.

Inspection of Transfer Books

The depositary will maintain books for the registration, transfer, combination and split-up of ADRs. These books will be available for inspection by the holders for the purpose of communicating with holders in the interest of Toyota’s business or a matter related to the deposit agreement.

Changes Affecting Deposited Securities

If Toyota takes actions that affect the deposited securities, including (1) any split-up, consolidation or other reclassification of deposited securities and (2) any recapitalization, reorganization, merger, consolidation or sale of all or substantially all Toyota’s assets, then the depositary may choose to:

1.	amend the form of ADR,

2.	distribute the additional or amended ADRs,

3.	distribute cash, securities or other property it has received in connection with those actions,

4.	sell any securities or property received and distribute the proceeds as cash, or

5.	none of the above.

If the depositary does not choose any of 1 to 4 above, any of the cash, securities or other property it receives shall constitute part of the deposited securities and each ADR will then represent a proportionate interest in that property.

Amendment and Termination of Deposit Agreement

Toyota and the depositary may jointly amend the deposit agreement. The holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (except for taxes and other charges specifically payable by holders under the deposit agreement), or affects any substantial existing right of holders. If a holder continues to hold ADRs after being so notified, that holder is deemed to agree to this amendment. No amendment may take away any holder’s right to cancel ADRs and to receive the deposited securities underlying the ADRs, except to comply with requirements of law.

If directed by Toyota, the depositary shall terminate the deposit agreement by giving the holders at least 90 days’ prior notice. The depositary may also terminate the deposit agreement by providing notice if it has resigned and no successor has been appointed within 90 days after its resignation. After termination, the depositary’s only responsibility will be to deliver deposited securities to holders who surrender their ADRs, and to hold or sell distributions received on deposited securities. At any time after the expiration of one year from the termination date, the depositary may sell the deposited securities which remain and hold the net proceeds from those sales, without liability for interest, in trust for the holders who have not yet surrendered their ADRs. After making the sale, the depositary shall have no obligations except to account for those proceeds and other cash.

Liability of Holders for Taxes

Holders must also pay any tax or other governmental charge payable by the custodian or the depositary on any ADR, deposited security or distribution. If a holder owes any tax or other governmental charge, the depositary may (1) deduct the amount of taxes owed from any cash distributions, or (2) sell deposited securities and deduct the amount owing from the net proceeds of that sale. In either case the holder remains liable for any shortfall. If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay those taxes and distribute any remaining net proceeds to the holder entitled thereto.

Conditions to the Issuance of ADRs and Other Transactions

The depositary, the custodian or Toyota may refuse to:

•	deliver, register or transfer an ADR or ADRs,

•	effect a split-up or combination of ADRs,

•	deliver distributions on any ADRs, or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise)

until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement,

•	the holder has provided the depositary with any information it may deem necessary or proper, including without limitation, proof of identity and the genuineness of any signature, and

•	the holder has complied with all regulations that the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADRs, the deposit of common shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or if the depositary or Toyota decides that this action is advisable.

Limitation on Liability

The deposit agreement expressly limits the obligations and liability of the depositary, Toyota and its and Toyota’s respective agents. The depositary and Toyota will not be liable:

•

if they are prevented or hindered in performing any obligations by circumstances beyond their control, including, without limitation, requirements of law, the terms of the deposited securities and acts of God,

•	for exercising or failing to exercise discretion under the deposit agreement,

•	if they perform their obligations without negligence or bad faith, or

•	for any action based on advice or information from legal counsel, accountants, any person presenting common shares for deposit, any holder, or other qualified person.

The deposit agreement also provides that the depositary and Toyota have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on behalf of the owners of ADRs or any other party unless Toyota or it has received an indemnity satisfactory to it. In addition, the deposit agreement permits the depositary and Toyota to rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

Pre-released ADRs

The depositary may deliver ADRs not only against the deposit with the custodian of common shares (or rights to receive common shares from Toyota or any registrar, transfer agent, clearing agent or similar entity), but also against the agreement by a qualified third party to deliver to the depositary the common shares within a specified period of time. ADRs issued against this type of agreement are called “pre-released ADRs.” Pre-released ADRs may be issued only if:

•	the depositary has received collateral for the full market value of the pre-released ADRs,

•	the pre-released ADRs are terminable by the depositary upon not more than five business days’ notice, and

•	each recipient of pre-released ADRs agrees in writing that he or she:

•	owns the underlying common shares,

•	assigns all rights in those common shares to the depositary, and

•	will not transfer those common shares except to close out the pre-release.

Governing Law

The deposit agreement is governed by the laws of the State of New York except with respect to its authorization and execution by Toyota, which are governed by the laws of Japan.